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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. __)


                             NEXTWAVE WIRELESS INC.
                                (Name of Issuer)


COMMON STOCK, PAR VALUE $0.001 PER SHARE                       65337Y102
   (Title of class of securities)                            (CUSIP number)


                              MARITA MAKINEN, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
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           (Name, address and telephone number of person authorized to receive notices and communications)


                                 MARCH 28, 2007
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             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

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
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013fCUSIP No. 65337Y102                                     13-D                                      Page 2
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
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      1        NAME OF REPORTING PERSON:                         Douglas F. Manchester
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                         (A) [X]
                                                                                                                         (B) [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        WC, AF

-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 United States

----------------------- ----- ----------------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                     74,391
        SHARES
                        ----- ----------------------------------------------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                   14,095,341*
       OWNED BY
                        ----- ----------------------------------------------------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                74,391
      REPORTING
                        ----- ----------------------------------------------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:              14,095,341*

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  14,166,417*

-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   15.9%

-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                IN

-------------- -------------------------------------------------------------------------------------------------------------------

*As of March 28, 2007, Douglas F. Manchester and Manchester Financial Group,
L.P. collectively were the beneficial owner of 9,570,454 shares of common stock of NextWave Wireless Inc., par value $0.001 (the "Common Stock") and 50,000 shares of Series A Senior Convertible Preferred Stock of NextWave Wireless Inc.
that are convertible into 4,524,887 shares of Common Stock. The Series A Senior
Convertible Preferred Stock is convertible any time at the option of the holder into the number of shares of Common Stock equal to the liquidation preference then in effect divided by $11.05. The Series A Senior Convertible Preferred
Stock has an initial liquidation preference of $1,000 per share, as of March 28, 2007. Douglas F. Manchester is also the sole beneficial owner of 74,391 options to purchase Common Stock.

For purposes of filing this Schedule 13D, we have calculated the number of shares of Common Stock beneficially owned by Douglas F. Manchester and Manchester Financial Group, L.P. as if all of the options and shares of the Series A Senior Convertible Preferred Stock of NextWave Wireless Inc.
beneficially owned by such persons have been exercised or converted, as applicable.


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-------------------------------------------------------              -------------------------------------------------------------
013fCUSIP No. 65337Y102                                     13-D                                      Page 3
-------------------------------------------------------              -------------------------------------------------------------

-------------- -------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                         Manchester Financial Group, L.P.
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                         (A) [X]
                                                                                                                         (B) [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        WC, AF

-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 California

----------------------- ----- ----------------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                     0
        SHARES
                        ----- ----------------------------------------------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                   14,095,341*
       OWNED BY
                        ----- ----------------------------------------------------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                0
      REPORTING
                        ----- ----------------------------------------------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:              14,095,341*

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  14,095,341*

-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   15.9%

-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                PN

-------------- -------------------------------------------------------------------------------------------------------------------

* As of March 28, 2007, Douglas F. Manchester and Manchester Financial Group, L.P. collectively were the beneficial owner of 9,570,454 shares of common stock of NextWave Wireless Inc., par value $0.001 (the "Common Stock") and 50,000 shares of Series A Senior Convertible Preferred Stock of NextWave Wireless Inc. that are convertible into 4,524,887 shares of Common Stock. The Series A Senior Convertible Preferred Stock is convertible any time at the option of the holder into the number of shares of Common Stock equal to the liquidation preference then in effect divided by $11.05. The Series A Senior Convertible Preferred Stock has an initial liquidation preference of $1,000 per share, as of March 28, 2007. Douglas F. Manchester is also the sole beneficial owner of 74,391 options to purchase Common Stock.

For purposes of filing this Schedule 13D, we have calculated the number of shares of Common Stock beneficially owned by Douglas F. Manchester and Manchester Financial Group, L.P. as if all of the options and shares of the Series A Senior Convertible Preferred Stock of NextWave Wireless Inc. beneficially owned by such persons have been exercised or converted, as applicable.


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Item 1.  Security and Issuer.

          The title and class of equity security to which this statement on
Schedule 13D relates is the common stock, par value $0.001 per share ("Common Stock"), of NextWave Wireless, Inc., a Delaware corporation ("NextWave" or the "Company"). The address of the Company's principal executive offices is 12670 High Bluff Drive, San Diego, California 92130.

Item 2.  Identity and Background.

(a) This statement is filed by:

         (i)  Douglas F. Manchester; and

         (ii) Manchester Financial Group, L.P. (collectively, the "Reporting Persons")


(b) The principal business office of each of the Reporting Persons listed is as follows:

                    The principal business office of Douglas F. Manchester is c/o NextWave Wireless Inc., 12670 High Bluff Drive, San Diego, California 92130.

                    The principal business office of Manchester Financial Group, L.P. is One Market Place, 33rd Floor, San Diego, CA 92101.

(c) The General Partner of Manchester Financial Group, L.P. is Manchester Financial Group, Inc., which is indirectly controlled by Douglas F. Manchester, whose principal occupation is real estate investment and development.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Douglas F. Manchester is a citizen of the United States, and Manchester Financial Group, L.P. is a limited liability partnership incorporated in California.


Item 3.   Source and Amount of Funds or Other Consideration.

          The aggregate amount of funds used by Manchester Financial Group, L.P. to purchase 50,000 shares of NextWave's Series A Senior Convertible Preferred Stock, par value $0.001 per share (the "Series A Preferred Stock"), such shares being convertible into 4,524,887 shares of Common Stock, was $50 million. The source of funds used to purchase these shares of Series A Preferred Stock was a combination of Manchester Financial Group, L.P's working capital and an intercompany loan from an affiliated entity owned by Mr. Douglas F. Manchester. Of the total $50 million used to purchase the Series A Preferred Stock, $28 million derived from Manchester Financial Group, L.P.'s working capital, including a recently collected $15 million intercompany receivable, and $22


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million derived from an intercompany loan to Manchester Financial Group, L.P.
from an entity affiliated with Mr. Douglas F. Manchester.

Item 4.   Purpose of Transaction.

          Pursuant to a Securities Purchase Agreement, dated March 28, 2007 ("Securities Purchase Agreement"), by and among NextWave and the investors listed on Schedule I thereto and as reported on the Company's annual report on Form 10-K, filed on March 30, 2007, NextWave issued and sold 355,000 shares of Series A Preferred Stock at a price of $1,000 per share (the "Transaction"). Manchester Financial Group, L.P. participated in the Transaction and invested $50 million in the issuance. Manchester Financial Group, L.P. purchased 50,000 shares of Series A Preferred Stock. Each share of the Series A Preferred Stock is convertible at any time at the option of the holder into the number of shares of Common Stock equal to the liquidation preference then in effect divided by $11.05, the conversion price set forth in the Securities Purchase Agreement. The Series A Preferred Stock has an initial liquidation preference of $1,000 per share. Thus, on March 28, 2007, Manchester Financial Group, L.P. and Mr. Douglas
F. Manchester acquired Series A Preferred Stock that is convertible at any time into 4,524,887 shares of Common Stock.

          Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

          Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons currently has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through
(j), inclusive, of the instructions to Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

(a) - (b)

          As of March 28, 2007, Douglas F. Manchester and Manchester Financial Group, L.P., together, were the beneficial owner of 9,570,454 shares of Common Stock and 50,000 shares of Series A Preferred Stock that are convertible into 4,524,887 shares of Common Stock. The Series A Preferred Stock is convertible any time at the option of the holder into the number of shares of Common Stock equal to the liquidation preference then in effect divided by $11.05. The Series A Preferred Stock has an initial liquidation preference of $1,000 per share, as of March 28, 2007. Douglas F. Manchester is also the sole beneficial owner of 74,391 options to purchase Common Stock. Such number of shares of Common Stock constitutes approximately 15.9% of the issued and outstanding shares of Common Stock based on the number of shares of Common Stock outstanding as of March 28, 2007.

          For purposes of filing this Schedule 13D, we have calculated the number of shares of Common Stock beneficially owned by Douglas F. Manchester and Manchester Financial Group, L.P. as if all of the options and shares of the Series A Preferred Stock of NextWave Wireless Inc. beneficially owned by such persons have been exercised or converted, as applicable.

(c) In the past 60 days, there were no transactions in the shares of NextWave Wireless Inc. Common Stock or Series A Preferred Stock by Douglas F. Manchester or Manchester Financial Group, L.P., other than those disclosed herein.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares reported in this Statement as beneficially owned by the Reporting Persons.

(e) Not applicable.

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Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect
          to Securities of the Issuer.

          Neither Douglas F. Manchester nor Manchester Financial Group, L.P. are parties to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss.


Item 7.   Materials to be Filed as Exhibits.

          Exhibit 1: Joint Filing Agreement, dated April 6, 2007, by and between Douglas F. Manchester and Manchester Financial Group, L.P.
























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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                      DOUGLAS F. MANCHESTER

                                      By: /s/ Douglas F. Manchester
                                          ------------------------------------


                                      MANCHESTER FINANCIAL GROUP, L.P.
                                         By: Manchester Financial Group, Inc.,
                                             its General Partner

                                             By: /s/ Douglas F. Manchester
                                                 -----------------------------
                                                 Name: Douglas F. Manchester
                                                 Title: Chairman




Date: April 6, 2007


















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